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                                                                    EXHIBIT 23.5


                                                                  June 11, 2001

General Maritime Ship Holdings Ltd.
35 West 56th Street
New York, NY 10019

Ladies and Gentlemen,


Reference is made to the prospectus (the "Prospectus") included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-49814) filed with the United States Securities and Exchange Commission, relating to the registration of common shares of General Maritime Ship Holdings Ltd. (tbr General Maritime Corporation) (the "Company").

We hereby consent to all references to our name in the Prospectus and to the use of the graphical and statistical information supplied by us set forth in the sections of the Prospectus entitled "Prospectus Summary," "The Industry" and "Business." We further hereby advise the Company that our role has been limited to the provision of those data, graphs and tables. With respect to the statistical data, graphs and tables supplied by us, we advise you that:

o some industry data included in this discussion is based on estimates or subjective judgements in circumstances where data for actual market transactions either does not exist or is not publicly available,

o the published information of other maritime data collection experts may differ from this data, and

o while we have taken reasonable care in the compilation of the industry statistical data, graphs and tables and believe them to be correct, data compilation is subject to limited audit and validation procedures.


Sincerely,

CLARKSON RESEARCH STUDIES

By /s/ C. J. Tyler
   -----------------------
   Name:   C. J. Tyler
   Title:  Director